Exhibit (12)(a)

WACHOVIA PREFERRED FUNDING CORP.

AND SUBSIDIARIES

COMPUTATIONS OF CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

	Quarter ended Sept. 30,		Nine months ended Sept. 30,
(in thousands)	2010	2009	2010	2009

Excluding interest on deposits (1)
Income before income taxes	$202,161	247,790	503,748	687,695
Fixed charges, excluding capitalized interest	-	148	-	380

Earnings	$202,161	247,938	503,748	688,075

Interest	$-	148	-	380
One-third of rents	-	-	-	-
Capitalized interest	-	-	-	-

Fixed charges	$-	148	-	380

Consolidated ratios of earnings to fixed charges (2)	NM	1,675.26	NM	1,810.72

NM - Not meaningful

(1)	As defined in Item 503(d) of Regulation S-K.
(2)	These computations are included herein in compliance with Securities and Exchange Commission regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of Wachovia Funding. For example, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.